UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rimini Street, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76674Q 107

(CUSIP Number)

  Seth A. Ravin

C/O Rimini Street, Inc.

3993 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

(702) 839-9671

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107	13D	Page 1 of 3
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Seth A. Ravin
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
13,580,880 shares*
(8) SHARED VOTING POWER
-0- shares
(9) SOLE DISPOSITIVE POWER
13,580,880 shares*
(10) SHARED DISPOSITIVE POWER
-0- shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,580,880 shares*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%**
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Reflects (i) 13,293,585 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Issuer (as defined below) and 287,295 shares of Common Stock underlying stock options that may be exercised by the Reporting Person (as defined below) within 60 days of the date hereof.

** Percentage calculated based (i) on 60,005,131 shares of Common Stock outstanding as of June 22, 2018, as disclosed in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 2, 2018, plus (ii) 2,896,556 shares of Common Stock issued in connection with the closing of the transactions contemplated by the Securities Purchase Agreement (as such term is defined in Amendment No. 1 to this Schedule 13D), as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018, plus (iii) 287,295 shares of Common Stock underlying stock options that may be exercised by the Reporting Person within 60 days of the date hereof.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Seth A. Ravin (the “Reporting Person”) on October 23, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated June 22, 2018 (“Amendment No. 1,” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Terms defined in the Original Schedule 13D and in Amendment No. 1 are used herein as so defined.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby further amended to add the following:

The Requisite Stockholder Approval was obtained at the Issuer’s Special Meeting of Stockholders held on July 12, 2018. The Issuer closed the transactions contemplated by the Securities Purchase Agreement on July 19, 2018. As a result, the voting agreements to which certain of the Issuer’s stockholders, including the Reporting Person, were parties, as previously described in Amendment No. 1, automatically terminated with no continuing obligations or liabilities upon the parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018

By:	/s/ Seth A. Ravin
Seth A. Ravin